

Mail Stop 4628

April 16, 2018

Via E-mail
Robert J. McNally
Chief Financial Officer
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

      Re: EQT Corporation
            Form 10-K for Fiscal Year Ended December 31, 2017
            Filed February 15, 2018
            File No. 001-03551

Dear Mr. McNally:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Financial Statements, page 71

Notes to Consolidated Financial Statements, page 77

Note 23. Natural Gas Producing Activities (Unaudited), page 125

1.   We note the line item "Extensions, discoveries and other additions" in your presentation of changes in net quantities of proved reserves. Tell us the nature and amount of other additions for each of the three years presented.

2.   The amount of change attributable to the line item "Extensions, discoveries and other additions" in your presentation of changes in net quantities of proved reserves appears to

have been significant for each of the three years presented. However, the accompanying discussion of this line item does not provide any detail beyond that contained in the line item caption. Expand your disclosure to provide an appropriately detailed explanation of the nature and amount of the items underlying this line item for each period presented. See FASB ASC 932-235-50-5.

3.   You disclose that, during 2015, you revised your approach utilized to determine the gathering cost assumption within your determination of reserves, and that you believe the methodology that is currently utilized to determine the gathering rate reflects your current cash operating costs and gives consideration to your significant ownership interest in EQGP, EQM and RMP. Describe for us, in reasonable detail, both your current and prior approach to determine gathering cost assumptions. Also, describe the specific differences between the two approaches, as well the reasons for the change in approach. As part of your response, explain how the current approach reflects your current cash operating costs and gives consideration to your significant ownership interest in the identified entities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding the engineering comments, or any other matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources